Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011, and the Product Supplement STOCK ARN-1 dated May 14, 2013)	Filed Pursuant to Rule 433 Registration No. 333-169119

Subject to Completion

Preliminary Term Sheet dated

May 16, 2013

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-8 of product supplement STOCK ARN-1.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$10.00	$
Underwriting discount (1) (2)	$0.20	$
Proceeds, before expenses, to Barclays	$9.80	$

(1)

For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)

For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

May     , 2013

Units $10 principal amount per unit CUSIP No. Pricing Date* May     , 2013 Settlement Date* June     , 2013 Maturity Date* July     , 2014 *Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”) Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks Maturity of approximately 14 months 3-to-1 upside exposure to increases in the Basket, subject to a capped return of [16% to 20%] 1-to-1 downside exposure to decreases in the Basket, with 100% of your investment at risk The Basket will be comprised of an equal weighting of Exxon Mobile Corporation, Occidental Petroleum Corporation and Schlumberger Limited (the “Basket Stocks”) All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC No periodic interest payments Limited secondary market liquidity, with no exchange listing The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. The notes are not insured by the US Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction.

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

Summary

The Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July     , 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays. The notes provide you a leveraged return, subject to a cap, if the Ending Value (determined as described below) of the Basket of Three Energy Sector Stocks (the “Basket”) is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement STOCK ARN-1, dated May 14, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513222478/d539828d424b2.htm

▪	Series A MTN prospectus supplement dated May 27, 2011:

http://sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

▪	Prospectus dated August 31, 2010:

http://sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Terms of the Notes

Issuer:	Barclays Bank PLC (“Barclays”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	An equally-weighted basket comprised of Exxon Mobil Corporation (NYSE symbol: “XOM”), Occidental Petroleum Corporation (NYSE symbol: “OXY”) and Schlumberger Limited (NYSE symbol: “SLB”).
Starting Value:	The Starting Value will be set to 100 on the pricing date.
Ending Value:	The value of the Basket on the calculation day. The calculation day is subject to postponement if a Market Disruption Event occurs, as described below.
Capped Value:	[$11.60 to $12.00] per unit of the notes, which represents a return of [16% to 20%] over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Calculation Day:	The fifth scheduled trading day immediately preceding the maturity date.
Participation Rate:	300%
Fees Charged:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described on page TS-12.
Calculation Agent:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the level of the Basket will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the level of the Basket decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Basket.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the level of the Basket will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the Basket Stocks.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.80, the midpoint of the Capped Value range of [$11.60 to $12.00]. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Stocks, excluding dividends.

This graph has been prepared for purposes of illustration only.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value, and term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300%, and a Capped Value of $11.80 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
95.00		-5.00%	$9.50		-5.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
105.00		5.00%	$11.50		15.00%
110.00		10.00%	$11.80	(2)	18.00%
120.00		20.00%	$11.80		18.00%
130.00		30.00%	$11.80		18.00%
140.00		40.00%	$11.80		18.00%
150.00		50.00%	$11.80		18.00%

(1)	The Starting Value will be set to 100.00 on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual prices of the Basket Stocks, see “The Basket Stocks” section below. The Ending Value will not include any income generated by dividends paid on the Basket Stocks, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	80.00

$10 ×	(80)	= $8.00	Redemption Amount per unit
100

Example 2

The Ending Value is 104.00, or 104.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	104.00

$10 +	[	$10 × 300% ×	(104 – 100)	]	= $11.20 Redemption Amount per unit
100

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	130.00

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.80 per unit
100

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of product supplement STOCK ARN-1 and page S-5 of the Series A MTN prospectus supplement identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

▪	A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes, as described on page TS-12 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪

Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the prices of the Basket Stocks may offset each other.

▪	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.

▪

While we, MLPF&S or our respective affiliates may from time to time own shares of the Basket Stocks, we, MLPF&S and our respective affiliates do not control any company included in any Basket Stock, and are not responsible for any disclosure made by any other company.

▪

The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock. See “Description of ARNs — Anti-Dilution Adjustments for ARNs Linked to Underlying Stocks” beginning on page S-22 of product supplement STOCK ARN-1.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Supplemental Material U.S. Federal Income Tax Consequences” below, “Certain U.S. Federal Income Tax Considerations beginning on page S-132 of the accompanying prospectus supplement and “Material U.S. Federal Income Tax Considerations” beginning on page S-32 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

Additional Risk Factors

The stocks included in the Basket are concentrated in one sector. All of the stocks included in the Basket are issued by companies in the energy sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Basket Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the energy sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the energy sector may reduce your return on the notes. All of the Basket Stocks are issued by companies whose primary lines of business are directly associated with the energy sector. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in the energy sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the level of Basket. This in turn could adversely impact the market value of the notes and decrease the Redemption Amount.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

The Basket

The Basket is designed to allow investors to participate in the percentage changes of the Basket from the Starting Value to the Ending Value. The Basket Stocks are described in the section “The Basket Stocks” below. Each Basket Stock will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs — Basket Market Measures” on page S-27 of product supplement STOCK ARN-1.

If May 8, 2013 were the pricing date, for each Basket Stock, the Initial Component Weight, the Closing Market Price, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Stock	NYSE Symbol	Initial Component Weight	Closing Market Price(1)(2)	Component Ratio(1)(3)	Initial Basket Value Contribution
Exxon Mobil Corporation	XOM	33.34%	91.70	0.36357688	33.34
Occidental Petroleum Corporation	OXY	33.33%	89.28	0.37331989	33.33
Schlumberger Limited	SLB	33.33%	77.59	0.42956567	33.33
				Starting Value	100.00

(1)

The actual Closing Market Price of each Basket Stock and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described below. The actual Closing Market Price and Component Ratio of each Basket Stock will be set forth in the final term sheet that will be made available in connection with sales of the notes.

(2)	These were the Closing Market Prices of the Basket Stocks on May 8, 2013.

(3)

Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Stock (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on May 8, 2013 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the Closing Market Price for each Basket Stock (multiplied by its Price Multiplier) on the calculation day and the Component Ratio applicable to that Basket Stock. The Price Multiplier for each Basket Stock will initially be 1, and is subject to adjustment as described in the product supplement. If a Market Disruption Event occurs as to any Basket Stock on the scheduled calculation day, the Closing Market Price of that Basket Stock will be determined as more fully described in the section entitled “Description of ARNs — Determining the Starting Value and the Ending Value” beginning on page S-19 of product supplement STOCK ARN-1.

If a Market Disruption Event occurs on the pricing date as to any Basket Stock, the calculation agent will establish the Closing Market Price of that Basket Stock on the pricing date (the “Basket Stock Closing Value”), and thus its Component Ratio, based on the Closing Market Price of that Basket Stock on the first trading day following the pricing date on which no Market Disruption Event occurs with respect to that Basket Stock. If a Market Disruption Event occurs with respect to that Basket Stock on the pricing date and on each trading day to and including the second scheduled trading day following the pricing date, the calculation agent (not later than the close of business in New York, New York on the second scheduled trading day following the pricing date) will estimate the Basket Stock Closing Value, and thus the applicable Component Ratio, in a manner that the calculation agent considers commercially reasonable under the circumstances. The final term sheet will set forth the Basket Stock Closing Value, a brief statement of the facts relating to the establishment of the Basket Stock Closing Value (including the applicable Market Disruption Event(s)), and the applicable Component Ratio.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket from January 2008 through April 2013. The graph is based upon actual month-end historical levels of the Basket Stocks, hypothetical Component Ratios determined as of December 31, 2007, and a Basket value of 100.00 as of that date.

This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth above is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents that they have published. We have not independently verified the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to any securities of the Underlying Companies. Neither we nor any of our affiliates have participated or will participate in the preparation of the Underlying Companies’ publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of publicly available documents regarding the Underlying Companies that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Stocks and therefore could affect your return on the notes. The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

The tables set forth below shows the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchange from the first quarter of 2008 through May 8, 2013. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

Exxon Mobil Corporation

Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company’s operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals. This Basket Stock trades on the NYSE under the symbol “XOM.” The company’s CIK number is 34088.

		High ($)	Low ($)
2008	First quarter	93.83	81.44
	Second quarter	94.56	84.91
	Third quarter	88.35	73.25
	Fourth quarter	83.14	62.35

2009	First quarter	81.64	62.22
	Second quarter	74.05	64.75
	Third quarter	72.75	65.12
	Fourth quarter	76.47	66.58

2010	First quarter	70.30	64.35
	Second quarter	69.29	57.07
	Third quarter	62.72	56.57
	Fourth quarter	73.42	62.19

2011	First quarter	87.07	74.55
	Second quarter	88.00	76.78
	Third quarter	85.22	68.03
	Fourth quarter	85.28	71.15

2012	First quarter	87.49	83.53
	Second quarter	87.07	77.60
	Third quarter	92.30	83.11
	Fourth quarter	93.48	85.10

2013	First quarter	91.76	87.70
	Second quarter (through May 8, 2013)	91.70	86.08

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

Occidental Petroleum Corporation

Occidental Petroleum Corporation explores for, develops, produces, and markets crude oil and natural gas. The company also manufactures and markets a variety of basic chemicals, vinyls and performance chemicals. Occidental also gathers, treats, processes, transports, stores, trades and markets crude oil, natural gas, NGLs, condensate and carbon dioxide (CO2) and generates and markets power. This Basket Stock trades on the NYSE under the symbol “OXY.” The company’s CIK number is 797468.

		High ($)	Low ($)
2008	First quarter	80.51	64.53
	Second quarter	97.85	74.88
	Third quarter	91.44	65.00
	Fourth quarter	67.42	40.72

2009	First quarter	62.16	47.56
	Second quarter	70.63	54.77
	Third quarter	79.15	59.57
	Fourth quarter	84.48	74.33

2010	First quarter	84.54	76.01
	Second quarter	89.99	77.15
	Third quarter	82.92	72.23
	Fourth quarter	99.03	78.63

2011	First quarter	107.37	93.81
	Second quarter	115.74	96.89
	Third quarter	108.08	71.50
	Fourth quarter	101.29	68.58

2012	First quarter	105.46	94.43
	Second quarter	97.48	77.33
	Third quarter	91.95	82.65
	Fourth quarter	86.38	73.59

2013	First quarter	88.68	78.01
	Second quarter (through May 8, 2013)	90.76	78.95

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

Schlumberger Limited

Schlumberger Limited is an oil services company. The company, through its subsidiaries, provides a wide range of services, including technology, project management and information solutions to the international petroleum industry as well as advanced acquisition and data processing surveys. This Basket Stock trades on the NYSE under the symbol “SLB.” The company’s CIK number is 87347.

		High ($)	Low ($)
2008	First quarter	102.31	74.86
	Second quarter	108.42	89.24
	Third quarter	109.86	73.75
	Fourth quarter	76.87	37.74

2009	First quarter	47.60	35.19
	Second quarter	62.18	41.10
	Third quarter	62.41	49.20
	Fourth quarter	70.76	56.83

2010	First quarter	71.29	60.76
	Second quarter	73.15	51.75
	Third quarter	63.26	53.33
	Fourth quarter	83.63	61.20

2011	First quarter	95.04	80.53
	Second quarter	93.70	80.64
	Third quarter	94.70	59.73
	Fourth quarter	77.15	57.72

2012	First quarter	80.00	67.64
	Second quarter	75.13	59.67
	Third quarter	77.60	64.94
	Fourth quarter	74.80	67.77

2013	First quarter	81.56	70.92
	Second quarter (through May 8, 2013)	77.59	69.95

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit, reflecting an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with MLPF&S or one of its subsidiaries or affiliates.

All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduce the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors — General Risks Relating to ARNs” beginning on page S-8 and “Use of Proceeds” on page S-17 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

Supplemental Material U.S. Federal Income Tax Consequences

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and under “Material U.S. Federal Income Tax Considerations” in product supplement STOCK ARN-1. This section applies to you only if you are a U.S. holder (as defined in product supplement STOCK ARN-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement STOCK ARN-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled executory contract with respect to the Market Measure. If your notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes should be treated in the manner described above. No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment. There are other possible treatments that are described in a detailed discussion of tax considerations under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page S-32 of product supplement STOCK ARN-1 and one or more of these might ultimately govern the tax treatment of the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to a Basket of Three Energy Sector Stocks, due July , 2014

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-14